Exhibit (a)(5)(A)

Media Contact:

Michael Sitrick

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mike_sitrick@sitrick.com

Analyst Contact:

Herb Mueller, Chief Financial Officer

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herb.mueller@rgp.com

Resources Connection, Inc. Announces Commencement of Modified Dutch Auction Tender Offer

for up to 6,000,000 Shares of Its Common Stock

IRVINE, Calif., October 18, 2016 – Resources Connection, Inc. (NASDAQ: RECN), a multinational business consulting firm, operating as Resources Global Professionals (the “Company” or “RGP”) today announced the commencement of a modified “Dutch auction” tender offer to purchase up to 6,000,000 shares of its common stock (“Common Stock”) at a price per share not greater than $16.00 nor less than $13.50. The tender offer will expire at 12:00 midnight, New York City time, on Tuesday, November 15, 2016, unless extended or earlier terminated by the Company. Tenders of shares of Common Stock must be made prior to the expiration of the tender offer and may be withdrawn at any time prior to the expiration of the tender offer. The full terms and conditions of the tender offer are described in the Offer to Purchase, the related Letter of Transmittal and other materials relating to the tender offer (the “tender offer documents”) that are being filed today with the Securities and Exchange Commission (the “SEC”) and are being distributed to shareholders.

“This tender offer is reflective of the Board’s commitment to return capital to our shareholders,” stated Kate W. Duchene, interim Chief Executive Officer of RGP. “If our tender offer is fully subscribed, we will have returned approximately $138.3 million to shareholders over the last twelve months when combined with our existing dividend and open market share repurchase programs. After the transaction closes, we will continue to have a very sound balance sheet, strong cash flows and the ability to borrow as needed with our revolving credit facility.”

Pursuant to the modified “Dutch auction” tender offer, shareholders of the Company’s Common Stock may tender all or a portion of their shares (1) at a price specified by the tendering shareholder within the Company’s specified range or (2) without specifying a purchase price, in which case their shares will be purchased at the purchase price determined in accordance with the tender offer. When the tender offer expires, the Company will determine the lowest price per share, within the specified range of prices (the “purchase price”), that will enable it to purchase up to 6,000,000 shares of Common Stock at such price. If fewer shares are properly tendered, the Company will purchase all shares that are properly tendered and not properly withdrawn at the purchase price. If more than 6,000,000 shares of Common Stock are tendered, the Company will purchase all shares tendered at or below the purchase price selected in the tender offer on a pro rata basis, except for “odd lots” (lots held by owners of less than 100 shares), which will not be prorated and will be purchased on a priority basis. All Common Stock purchased in the tender offer will be purchased at the same price. Shareholders will receive the purchase price in cash, subject to applicable withholding taxes and without interest, for shares tendered at prices equal to or less than the purchase price, subject to the conditions of the tender offer described in the tender offer documents.

The tender offer is not conditioned upon any minimum number of shares being tendered. The tender offer is, however, subject to certain conditions described in the tender offer documents, which are being distributed to shareholders starting today. These documents also contain tendering instructions and a complete explanation of the tender offer’s terms and conditions.

Lazard Frères & Co. LLC is acting as dealer manager for the tender offer, Georgeson LLC is acting as information agent for the tender offer and American Stock Transfer & Trust Company, LLC is acting as the depositary for the tender offer.

While the Company’s Board of Directors has authorized the tender offer, neither the Company, its Board of Directors, the dealer manager, the information agent, the depositary nor any of their affiliates makes any recommendation to the Company’s shareholders as to whether to tender or refrain from tendering any Common Stock or as to the price or prices at which shareholders may choose to tender their Common Stock. The Company has not authorized any person to make any such recommendation. Shareholders must decide whether to tender their Common Stock and, if so, how much Common Stock to tender and at what price or prices to tender them. In doing so, shareholders should carefully evaluate all of the information in the tender offer documents (as they may be amended or supplemented), including the documents incorporated by reference therein, before making any decision with respect to the tender offer, and should consult their own financial and tax advisors and/or brokers.

Important Information Regarding the Tender Offer

The discussion in this press release is for informational purposes only and is not an offer to purchase nor the solicitation of an offer to sell any Common Stock of the Company. The offer is being made solely pursuant to an Offer to Purchase, the related Letter of Transmittal and other related materials, as they may be amended or supplemented. Such Offer to Purchase, related Letter of Transmittal and other related materials are being distributed to all shareholders, at no expense to shareholders. Shareholders should read those materials and the documents incorporated therein by reference carefully when they become available, prior to making any decisions with respect to the tender offer, because they will contain important information, including the various terms and conditions of the tender offer. The Company will file a Tender Offer Statement on Schedule TO (the “Tender Offer Statement”) with the SEC. The Tender Offer Statement, including the Offer to Purchase, the related Letter of Transmittal and other related materials, as well as any amendments or supplements, will be available to shareholders for no charge on the SEC’s website ( www.sec.gov) or from Georgeson LLC, the information agent for the tender offer, by telephone at: (866) 203-9357 (toll-free), via email at resourcesconnection@georgeson.com or in writing to: 1290 Avenue of the Americas, 9th Floor, New York, New York 10104.

ABOUT RGP

RGP, the operating subsidiary of Resources Connection, Inc. (NASDAQ: RECN), is a multinational business consulting firm that helps leaders execute internal initiatives. Partnering with business leaders, we drive internal change across all parts of a global enterprise – accounting; finance; governance, risk and compliance management; corporate advisory, strategic communications and restructuring; information management; human capital; supply chain management; and legal and regulatory.

RGP was founded in 1996 within a Big Four accounting firm. Today, we are a publicly traded company with over 3,300 professionals, annually serving over 1,800 clients around the world from 68 practice offices.

Headquartered in Irvine, California, RGP has served 86 of the Fortune 100 companies.

The Company is listed on the NASDAQ Global Select Market, the exchange’s highest tier by listing standards. More information about RGP is available at http://www.rgp.com. (RECN-F)

Certain statements in this press release are “forward-looking statements.” Such forward-looking statements may be identified by words such as “anticipates,” “believes,” “can,” “continue,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “remain,” “should” or “will” or the negative of these terms or other comparable terminology. In this press release, such statements include, without limitation, statements related to the tender offer for shares of the Company’s Common Stock. Such statements and all phases of the Company’s operations are subject to known and unknown risks, uncertainties and other factors that could cause our actual results, including with respect to the tender offer, to differ materially from those expressed or implied by these forward-looking statements. Risks and uncertainties include overall market and economic conditions and other factors and uncertainties as are identified in our most recent Quarterly Report on Form 10-Q and our other public filings made with the SEC (File No. 0-32113). Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business or operating results. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. The Company does not intend, and undertakes no obligation, to update the forward-looking statements in this press release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, unless required by law to do so.

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